Ball Corporation
10 Longs Peak Drive, Broomfield, CO 80021-2510   (303) 469-5511   Fax (303) 460-5149
Reply to: P.O. Box 5000, Broomfield, CO 80038-5000

April 24, 2017
VIA EDGAR SUBMISSION

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

ATTN:	Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and Construction

RE:	Ball Corporation
Form 10‑K for Fiscal Year Ended December 31, 2016
Filed March 2, 2017
File No. 1‑07349

Dear Mr. O' Brien:

On behalf of Ball Corporation ("Ball"), we are writing in response to the comments contained in the Staff's comment letter of April 12, 2017, with respect to the above-referenced filing.

For the convenience of the Staff's review, the comments contained in the Staff's comment letter are set forth below and indicated in bold, followed by Ball's responses immediately after each comment.

* * *

Form 10‑K for the fiscal year ended December 31, 2016

Note 3–Business Segment Information, page 58

1.	Please disclose total assets for each of your reportable segments in accordance with ASC 280-10-50-22, or provide the disclosures required by ASC 280-10-50-26

Response:

Information on total assets by reportable segment is not provided to the CODM and hence the amounts were not disclosed in the 10‑K filing. In future filings, Ball will explain the reason for its non-disclosure in accordance with ASC 280-10-50-26.

Note 4–Acquisitions and Dispositions, page 61

2.	Please provide the disclosures required by ASC 360-10-50-3.e. for the legacy Ball Corp component of the Divestiture Business.

Response:

ASC 360-10-50-3 states the following:
"For any period in which a long-lived asset (disposal group) either has been disposed of or is classified as held for sale (see paragraph 360-10-45-9), an entity shall disclose all of the following in the notes to financial statements…."

And subsection (e) of ASC 360-10-50-3 states the following:

"If not separately presented on the face of the statement of financial position, the carrying amount(s) of the major classes of assets and liabilities included as part of a disposal group classified as held for sale."

As of the reporting of its results for the first quarter of 2016, the legacy Ball component of the Divestment Business was not reported as a disposal group classified as held for sale by Ball as the requirements of ASC 360-10-45-9 were not met at that time as final regulatory approval of the sale of the Divestment Business had not been received. During the second quarter of 2016, regulatory approval was received and the disposal transaction was completed. As such, the legacy Ball component of the Divestment Business was classified as a disposal group that was disposed, and never classified as a disposal group held for sale. Ball's interpretation of ASC 360-10-50-3 was, therefore, that disclosure of the major classes of assets and liabilities disposed was not required as legacy Ball's component of the Divestment Business was never presented as a disposal group held for sale in any of Ball's public filings.

Note 15–Taxes on Income, page 75

3.
We note that the valuation allowance increased $93 million for fiscal year 2016, of which $46 million impacted your effective tax rate. Please expand your disclosure on page 78 to quantify the components of the changes in the valuation allowance to allow investors to understand why the entire $93 million increase in the valuation allowance did not impact the effective tax rate. Please also help us understand how the disclosures on page 78 relate to your disclosures on pages 27 and 76 that the increase in the valuation allowance impacting the effective tax rate was due to losses in the U.K. where no tax benefit is expected.

Response:

The disclosure on page 78 explaining the net increase in the valuation allowance in fiscal year 2016 references valuation allowances acquired in the acquisition of Rexam that have  no effective tax rate impact due to purchase accounting, and valuation allowances recorded with respect to Ball's current losses which did impact Ball's effective tax rate.  In future filings, we will expand our disclosure to quantify the components of the change in the valuation allowance.  Our disclosure in future reports will be consistent with the approach set forth in the following example:

In 2016, the company's valuation allowance increased by $93 million. The net increase was composed of the following items:

•	A $68 million increase in valuation allowances for historical U.K., French, and U.S. state net operating losses of certain Rexam companies acquired on June 30, 2016;

•	A $10 million decrease in valuation allowances on historical net operating losses of certain European companies divested on June 30, 2016; and,

•
A net $35 million increase in valuation allowances from post-acquisition losses in acquired Rexam entities (primarily in the U.K.), and for current year U.S. state net operating losses at Ball's U.S. subsidiaries, partially offset by the release of a valuation allowance on net operating losses for a Canadian subsidiary.

The first two items have no effective tax rate impact as they resulted from subsidiary acquisitions and dispositions, while the remaining items resulted in a net increase in Ball's effective tax rate.

The disclosures on pages 27 and 76 relate specifically to the portion of the valuation allowance increase which impacts the effective tax rate while the disclosure on page 78 addresses the overall change in the valuation allowance including both increases that impact the effective tax rate and those that do not as outlined above.  Based on current circumstances, losses in the acquired Rexam entities are not considered more likely than not to be recoverable in future periods and hence the deferred tax assets recorded on post-acquisition losses in these entities have been fully offset with a valuation allowance.

In the table on page 76, the portion of the effective tax rate increase from valuation allowances related to the US state loss carryforwards is included in the "US State and Local Taxes, net" category while the remainder of the increase is included in the "Change in Valuation Allowance" category.  Within the "Change in Valuation Allowance" category, the impact on the effective tax rate of the valuation allowances recorded on current year losses is calculated by reference to the US federal statutory tax rate as opposed to the calculation at local country tax rates in the sample disclosure above.  The portion of the impact related to the differences in the tax rates alternatively could have been reported in the "Foreign rate differences including tax holidays" category.

Ball will provide the enhanced disclosure outlined above in future filings to further clarify the link between the disclosures on pages 27, 76, and 78.

Note 22–Contingencies, page 100

4.
We note your disclosure at the bottom of page 102 that you are continuing to evaluate loss contingencies related to the Rexam acquisition. Please help us understand what the purpose of this paragraph is and how this disclosure fits into the requirements in ASC 450‑20‑50. In this regard, you were eight months into the acquisition of Rexam at the time of the Form 10‑K filing, and we did not note loss contingencies listed as an area that was not yet finalized or contingency disclosures in Note 4 as required by ASC 805‑20‑50‑1.d.

Response:

The disclosure provided in Note 4 addressed the most significant areas of the valuation that had not been finalized. The wording used "including but not limited to" was intended to demonstrate that there were also other areas still under review. The additional disclosure on page 102 covered contingencies, one of the less significant areas referenced, but not specifically disclosed as not yet finalized, in Note 4. The disclosure provided on page 102 is in reference to an area that was not yet finalized (as required by ASC 805) and could have been included in Note 4 (as could have the disclosure of the two Rexam contingencies on pages 101-102). We considered it more meaningful to include the disclosures in Note 22 rather than in two places. The acquired contingencies have not been assessed to be material, but if they are subsequently determined to be material, further details will be provided.

* * *

As requested in the Staff's comment letter, Ball acknowledges the following:

•	Ball is responsible for the adequacy and accuracy of the disclosure in the filing discussed herein;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Ball may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or require any additional information with respect to the above-referenced filing or this letter, please do not hesitate to contact me at (303) 460-2191.

Very truly yours,

/s/ Scott C. Morrison
Senior Vice President and Chief Financial Officer

cc:	Shawn M. Barker
Vice President and Controller